FORM 4              U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person

     Robert C. Harvey
     4810 120th Street West
     Apple Valley, MN 55124-8628

2. Issuer Name and Ticker of Trading Symbol

     Oakridge Holdings, Inc.       (OKRG)

3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year

     July, 1998

5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person to Issuer (Check all applicable)

     [X] Director
     [X] Officer (give title)   Chief Executive Officer
     [X] 10% Owner
     [ ] Other (specify)






TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY
OWNED

1. Title of Security                              Common Stock

2. Transaction Date (Month/Day/Year)              7/14/98   7/20/98

3. Transaction Code                               P         P

4. Securities Acquired (A) or  Disposed of (D)

          Amount                                  1500      500
          (A) or (D)                              A         A
          Price                                   $2.25     $2.00

5. Amount of Securities
   Beneficially Owned at
   End of Month               32,900    4,907     12,500    164,022

6. Ownership Form: Direct
   (D) or Indirect (I)        I         I         I         D

7. Nature of Indirect
   Beneficial Ownership       Wife      Daughter  Daughter





TABLE II- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security              Stock Option   Debenture
                                             (Right to Buy) (Right to
                                                             Convert)

2. Conversion or Exercise Price of
   Derivative Security                       $.25           $2.00

3. Transaction Date (Month/Date/Year)        7/1/96         7/1/98

4. Transaction Code                          J*             J**

5. Number of Derivative Securities           40,000 A       85,000 A
   Acquired (A)or Disposed of (D)

6. Date Exercisable                          *              **
   Expiration Date (Month/Date/Year)         6/30/99        6/30/06

7. Title of Underlying Securities            Common Stock   Common Stock
   Amount of Underlying Securities           40,000         85,000

8. Price of Derivative Security              *              **

9. Price of Derivative Securities
   Beneficially Owned at End of Month        252,329        339,329

10.Ownership Form of Derivative Security:
   Direct (D) or Indirect (I)                D              D

11.Nature of Indirect Beneficial Ownership



EXPLANATION OF RESPONSES:

*Grant to reporting person of options to buy 40,000 shares of common stock exercisable.

**Convertible debenture purchased on 7/1/98. Debenture convertible at $2.00 per share.



Signature of Reporting Person:

/s/ Robert C. Harvey    8/10/98